FORM 51-101 F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

To the Board of Directors of Edge Resources Inc. (the “Company”):

1.
We have evaluated the Company’s reserves data as at March 31, 2010. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at March 31, 2010, estimated using forecast prices and costs.

2.	The reserves data are the responsibility of the Company’s management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the “COGE Handbook”) prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3.
Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4.
The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year end March 31, 2010 and identifies the respective portions thereof that we have evaluated and reported on to the Company’s management/Board of Directors:

Independent			Net Present Value of Future Net Revenue
Qualified
Reserves	Edge Resources Inc.	Location of Reserves	($M, before income taxes, 10% discount rate)
Evaluator or	Reserve Estimation and	(Country or Foreign
Auditor	Economic Evaluation	Geographic Area)	Audited	Evaluated	Reviewed	Total

AJM Petroleum Consultants	June 9, 2010	Canada	-	$16,465.2	-	16,465.2

5.
In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6.	We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7.
Because the reserves data are based on judgments regarding future events, actual events will vary and the variations may be material. However, any variation should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above:

AJM Petroleum Consultants
Fifth Avenue Place, East Tower
6th Floor, 425 – 1st Street S.W.	Original signed by: “Douglas S. Ashton”
Calgary, Alberta	Douglas S. Ashton, P. Eng.
T2P 3P8	Execution date: June 9, 2010
Vice President Engineering

EDGE RESOURCES INC.

FORM 51 -1 01 F1

STATEMENT OF RESERVES DATA
AND OTHER OIL AND GAS INFORMATION

PART 1	DATE OF STATEMENT

Item 1.1	Relevant Dates

1.	This statement is dated June 24, 2010.
2.	The effective date of the financial and reserves information provided is March 31, 2010.
3.	The information was supplied by an independent reserves evaluator in a report to the Company’s Board of Directors dated June 9, 2010.

PART 2	DISCLOSURE OF RESERVES DATA

Item 2.1	Reserves Data (Forecast Prices and Costs)

1. Breakdown of Reserves

Summary of Oil and Gas Reserves AJM March 31, 2010 Forecast Pricing Unrisked
	Natural Gas		Natural Gas Liquids
Reserves Category	Gross (mmcf)	Net (mmcf)	Gross (mstb)	Net (mstb)
Proved Developed Producing	0	0	0	0
Proved Developed Non-producing	479.4	479.4	1.0	1.0
Proved Undeveloped	3594.7	2623.1	7.2	5.2
Total Proved	4074.1	3102.5	8.1	6.2
Probable Additional	6135.5	4776.4	12.3	9.6
Total Proved plus Probable Additional	10209.6	7878.8	20.4	15.8

2. Net Present Value of Future Net Revenue (Forecast Case)

Summary of Net Present Values of Future Net Revenue AJM March 31, 2010 Forecast Pricing
	BEFORE Income Taxes
Reserves Category	0% ($M)	5% ($M)	10% ($M)	15% ($M)	20% ($M)
Proved Developed Producing	-151.2	-90.4	-56.5	-36.6	-24.4
Proved Developed Non-producing	1977.8	1710.4	1504.2	1341.5	1210.5
Proved Undeveloped	5909.8	4492.4	3417.0	2583.4	1925.3
Total Proved	7736.4	6112.3	4864.7	3888.4	3111.4
Probable Additional	19367.0	14762.3	11600.5	9345.3	7684.0
Total Proved plus Probable Additional	27103.4	20874.6	16465.2	13233.6	10795.4

Summary of Net Present Values of Future Net Revenue AJM March 31, 2010 Forecast Pricing
	AFTER Income Taxes
Reserves Category	0% ($M)	5% ($M)	10% ($M)	15% ($M)	20% ($M)
Proved Developed Producing	-151.2	-90.4	-56.5	-36.6	-24.4
Proved Developed Non-producing	1977.8	1710.4	1504.2	1341.5	1210.5
Proved Undeveloped	5578.8	4234.8	3213.9	2421.3	1794.5
Total Proved	7405.4	5854.8	4661.6	3726.3	2980.6
Probable Additional	14747.3	11160.0	8718.0	6988.5	5722.2
Total Proved plus Probable Additional	22152.7	17014.8	13379.6	10714.8	8702.7

3. Additional Information Concerning Future Net Revenue (Forecast Case)

Total Future Net Revenue (UNDISCOUNTED) AJM March 31, 2010 Forecast Pricing
	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
Reserve Category	$M	$M	$M	$M	$M	$M	$M	$M
Proved Developed Producing	0	0	0	0	151.2	-151.2	0	-151.2
Proved Developed Non-producing	3116.2	732.4	406.0	0	0	1977.8	0	1977.8
Proved Undeveloped	17406.6	3807.2	2385.0	5266.3	38.4	5909.8	331.0	5578.8
Total Proved	20522.9	4539.6	2791.0	5266.3	189.6	7736.4	331.0	7405.4
Probable Additional	35046.4	8266.9	4458.7	2839.8	114.1	19367.0	4619.7	14747.3
Total Proved plus Probable Additional	55569.3	12806.5	7249.7	8106.1	303.6	27103.4	4950.7	22152.7

Net Present Value of Future Net Revenue by Production Group
Associated and Non- Associated Gas (including by-products)	Future Net Revenue Before Income Taxes (Discounted at 10%) $M	Future Net Revenue Before Income Taxes (Discounted at 10%) $/mcf
Proved	4864.7	1.57
Proved Plus Probable Additional	16465.2	2.09

PART 3	PRICING ASSUMPTIONS

Item 3.2	Forecast Prices Used in Estimates

1. (a)

	Proved Developed Producing		Total Proved		Total Proved plus Probable
YEAR	Sales Gas	NGL	Sales Gas	NGL	Sales Gas	NGL
	$/mcf	$/bbl	$/mcf	$/bbl	$/mcf	$/bbl
2010	4.74	68.90	4.74	68.90	4.74	68.90
2011	5.66	74.45	5.66	74.45	5.66	74.45
2012	6.53	79.95	6.53	79.95	6.53	79.95
2013	6.78	84.85	6.78	84.85	6.78	84.85
2014	7.04	89.80	7.04	89.80	7.04	89.80
2015	7.29	97.95	7.29	97.95	7.29	97.95
2016	7.60	106.55	7.60	106.55	7.60	106.55
2017	7.85	109.00	7.85	109.00	7.85	109.00
2018	8.21	111.45	8.21	111.45	8.21	111.45
2019	8.62	114.05	8.62	114.05	8.62	114.05
Remainder	9.30	118.34	9.30	118.34	9.45	120.51

(b) In fiscal 2009 the company had no natural gas sales.

2.
The above forecast for natural gas is based on constant dollar AECO gas prices of $4.80/mcf for 2010, $5.60/mcf for 2011, $6.30 for 2012, $6.40/mcf for 2013, $6.50/mcf for 2014, $6.60/mcf for 2015, $6.75/mcf for 2016, $6.85/mcf for 2017, $7.00/mcf for 2018, $7.20/mcf for 2019, and $7.50/mcf for 2020. After 2020, the forecast reflects only inflationary growth. Gas prices are determined independently from oil prices. Adjustments are made for each property to account for heat content and transportation.

The forecast for NGL is tied directly to crude oil pricing based on historical trends and analysis. Ethane is tied to natural gas pricing based on historical trends. Crude oil prices are based on constant dollar WTI prices of US$80.00/bbl for 2010, $83.50/bbl for 2011, $85.00/bbl for 2012, $87.50/bbl for 2013, $90.00/bbl for 2014, $95.00/bbl for 2015 and $100.00/bbl for 2016. The price is held constant for the remaining life of the forecast. The balance of the forecast reflects only inflationary growth. Adjustments are made for each property to account for quality and transportation.

Inflation is anticipated to continue in low percentage ranges, except for nil inflation forecast in 2010. For 2011 and the balance of the forecast period, inflation of 2% was assumed. The $Canada/US exchange rate is forecast to average 0.97 in 2010 and 2011 and decrease to 0.95 for 2012 and beyond.

3.	The above forecast and accompanying assumptions were provided by AJM Petroleum Consultants, the independent qualified reserves evaluator for the Company.

PART 4	RECONCILIATION OF CHANGES IN RESERVES

Item 4.1	Reserves Reconciliation

Reserves Reconciliation Summary
Total Company
Company Working Interest

Opening: AJM December 31, 2008 Forecast Pricing
Closing: AJM March 31, 2010 Forecast Pricing
	Total Proved	Probable	Total Proved Plus Probable
Natural Gas	mmcf	mmcf	mmcf
Opening Balance	0	0	0
Production	0	0	0
Discovery	0	0	0
Extension	707.8	774.5	1482.3
Revision	0	0	0
Acquisition	2394.6	4001.9	6396.5
Closing	3102.5	4776.4	7878.8

PART5	ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Item 5.1	Undeveloped Reserves

Previous Undeveloped Net Reserves
Forecast Prices and Costs
Effective March 31, 2010
	Proved Undeveloped		Probable Undeveloped
Natural Gas	First Attributed	Cumulative at Year End	First Attributed	Cumulative at Year End
	mmcf	mmcf	mmcf	mmcf
2009	2623.1	2623.1	1218.3	1218.3
2008	0	0	0	0
2007	0	0	0	0
2006	0	0	0	0
Prior Years	0	0	0	0

The undeveloped reserves in the table above are associated primarily with infill and pool extension drilling locations.

Item 5.2	Significant Factors or Uncertainties

The large increase in undeveloped reserves at March 31, 2010 is primarily the result of the acquisition of a property consisting entirely of non-producing wells.

Item 5.3	Future Development Costs

Development Costs Attributed to Reserve Categories
YEAR	Total Proved (M$)	Proved Plus Probable Additional (M$)
2010	4315.4	4742.9
2011	950.9	3363.2
2012	0	0
2013	0	0
2014	0	0
TOTAL (undiscounted)	5266.3	8106.1

The Company expects to continue to fund development activities through a combination of internally generated cash-flow, debt, equity financing and farm- outs. It is further anticipated that the cost of capital for the Company will be within normal industry averages and the proposed development expenditures will proceed.

PART 6	OTHER OIL AND GAS INFORMATION

Item 6.1	Oil and Gas Properties and Wells

The company’s primary property is the Willesden Green property located onshore in Alberta, Canada. The Willesden Green property is located in Townships 39-42 and Ranges 1-4 W5M approximately 30 miles west of Red Deer, Alberta. Edge Resources Inc. (“Edge”) owns interests between 13.41 and 100 percent in 11 completed non-producing gas wells. All wells are completed in one or more of the Horseshoe Canyon and Scollard Formations within the Edmonton Group. Additionally, the Company has identified numerous potential offset and infill gas well locations. Subsequent to the effective date of this report, the company tied in a 100% WI gas well.

SUMMARY OF WELLS
Gross Well Count		Net Well Count
Gas Producing	Gas Non- Producing	Gas Producing	Gas Non- Producing
0	11	0	8.1

The Company does not have an interest in any oil wells. All company working interest wells are located onshore in Alberta, Canada.

Item 6.4	Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs are estimated based on typical industry average costs for wellbore abandonment work and the surface reclamation work required for returning wellsites to their original state. As the company is focused on sweet, dry, natural gas operations, these costs will tend to be at the low end of industry average costs.

As of March 31, 2010 the Company expects to incur future abandonment and reclamation costs for 8.1 net wells. Development plans contemplated will increase the net well count to 15.8. The Company expects to incur a total of $303,600 (undiscounted) ($109,750 discounted at 10%) future net abandonment and reclamation costs for the 15.8 net wells. These costs are included in the future net revenue projections disclosed in PART 2. The Company does not expect to incur any abandonment and reclamation costs in the next three financial years.

Item 6.5	Tax Horizon

The Company does not expect to become taxable within the next five financial years. Total tax pools are estimated at $2.4MM at March 31, 2010.

Item 6.6	Costs Incurred

In the year ended March 31, 2010, the Company incurred $420,000 in Exploration Costs and $80,000 in Development Costs.

Item 6.7	Exploration and Development Activities

In the year ended March 31, 2010, the Company completed 3 gross Exploratory gas wells and 1 gross Development gas wells. The Company did not complete any oil or service wells in the period. There were no dry holes.

The company will focus its Exploration and Development activities on the Edmonton Sands group of formations in Central Alberta.

Item 6.8	Production Estimates

Company Gross Production Estimated for Financial Year Ending March 31, 2011
Gross Proved Reserves		Gross Probable Reserves
GAS (mmcf)	NGL (bbl)	GAS (mmcf)	NGL (bbl)
314.4	628.8	120.2	240.4

Willesden Green Field Production Estimates
Company Gross Production Estimated for Financial Year Ending March 31, 2011 Willesden Green Field
Gross Proved Reserves		Gross Probable Reserves
GAS (mmcf)	NGL (bbl)	GAS (mmcf)	NGL (bbl)
314.4	628.8	120.2	240.4

Item 6.9	Production History

The company had no production during fiscal 2009.

FORM 51 -1 01 F3

Edge Resources Inc.

Report of Management and Directors
on Reserves Data and Other Information

Management of Edge Resources Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company’s oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data which are estimates of proved reserves and probable reserves and related future net revenue as at March 31, 2010, estimated using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Company’s reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Technical Committee of the board of directors of the Company has

(a)	reviewed the Company’s procedures for providing information to the independent qualified reserves evaluator;

(b)	met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c)	reviewed the reserves data with management and the independent qualified reserves evaluator.

The Technical Committee of the board of directors has reviewed the Company’s procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Technical Committee, approved

(a)	the content and filing with securities regulatory authorities of Form 51-101 F1 containing reserves data and other oil and gas information;

(b)	the filing of Form 51-101 F2 which is the report of the independent qualified reserves evaluator on the reserves data; and

(c)	the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

“Brad Nichol”
Brad Nichol
President

“Ian Thomson”
Ian Thomson
Chief Financial Officer

“Theodore Konyi”
Theodore Konyi
Director

“Darcy Spady”
Darcy Spady
Director

June 24, 2010